INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 20, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Kaizen Hedged Premium Spreads Fund (formerly Kaizen Credit Spread Fund).

Ladies and Gentlemen:

This letter summarizes certain comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 23, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the Kaizen Hedged Premium Spreads Fund (formerly filed as Kaizen Credit Spread Fund) (the “Fund”), a series of the Registrant. Responses to all of the comments are included below.

PROSPECTUS

Summary Section

1.	The last sentence in Footnote 2 to the Fees and Expenses of the Fund table states “The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” Please revise this sentence to specifically state when the recoupment can occur (as discussed more thoroughly on page 14 of the Prospectus). Also, revise the sentence to state that the advisor is permitted to seek reimbursement from the Fund for a period ending three years after the date of the waiver or payment

Response: The Registrant has revised the disclosure as follows:

“The Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request. However, the reimbursement amount may not exceed the total amount of fees waived and/or Fund expenses paid by the advisor and will not include any amounts previously reimbursed to the advisor by the Fund. Any such reimbursement is contingent upon the Board of Trustees’ subsequent review of the reimbursed amounts and no reimbursement may cause the total operating expenses paid by the Fund in a fiscal year to exceed the applicable limitation on Fund expenses. The Fund may pay current ordinary operating expenses before the advisor is entitled to any reimbursement of fees and/or Fund expenses. ~~subject to certain limitations of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment~~”

Principal Investment Strategies

2.	The description of the principal investment strategy should be rewritten to be easier to understand using plain English. Given the complexity of the Fund’s strategy consider including a chart or diagram to explain the strategy.

Response: The Registrant has revised the first and second paragraphs as follows:

Under normal circumstances, the Fund pursues its investment objective primarily by simultaneously purchasing and writing (selling) put or call options on major equity indexes (e.g., the S&P 500® Index and the NASDAQ 100 Index (NDX)). A put is an option contract giving the owner the right (but not the obligation) to sell a specified amount of an underlying asset at a set price within a specified time. A call is an option contract giving the owner the right (but not the obligation) to buy a specified amount of an underlying security at a specified price within a specified time. The strategy of simultaneously purchasing and selling put or call options is ~~This strategy is~~ referred to as a “credit spread” or “vertical credit spread.” ~~and, m~~More specifically, a credit spread entails the simultaneous purchase and sale of options of the same type (puts or calls) with respect to the same index and with the same expiration date, but at different exercise (“strike”) prices.

The Fund’s returns are driven by the premiums received by the Fund when writing options (puts or calls) from purchasers seeking protection below a certain level of asset decline (through a put) or seeking participation in the asset price increase above a certain level (through a call). Under normal circumstances, the Fund intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”) to seek to mitigate losses relating to sudden and extreme market declines as further described below. The Chicago Board Options Exchange, Incorporated (“CBOE”) compiles, maintains and owns the VIX®. The VIX® is based on real-time prices of options on the S&P 500 Index and is designed to reflect investors’ consensus view of future expected stock market volatility.

The Fund’s advisor will enter into credit spreads for the Fund based upon the advisor’s determination of the volatility environment of the stock market. The advisor determines the volatility environment through a proprietary process that analyzes daily market prices for various exchange-traded volatility instruments such as VIX® futures. Based on this analysis, volatility environments are classified as normal, elevated, or stressed.

•	Normal volatility environment – generally when prices of near-term (1-2 months) exchange-traded volatility instruments are lower than the prices of medium-term (3-6 months) exchange-traded volatility instruments.

•	Elevated volatility environment – generally when prices of near-term exchange-traded volatility instruments are the same as or similar to prices of medium-term exchange-traded volatility instruments.

•	Stressed volatility environment – generally when prices of near-term exchange-traded volatility instruments are higher than the prices of medium-term exchange-traded volatility instruments.

~~A normal volatility environment is generally when prices of near-term (1-2 months) exchange-traded volatility instruments are lower than the prices of medium-term (3-6 months) exchange-traded volatility instruments. An elevated volatility environment is generally when prices of near-term exchange-traded volatility instruments are the same as or similar to prices of medium-term exchange-traded volatility instruments. A stressed volatility environment is generally when prices of near-term exchange-traded volatility instruments are higher than the prices of medium-term exchange-traded volatility instruments~~.

Once determined, the Fund’s advisor will invest in credit spreads that it believes are appropriate for the state of the volatility environment. The Fund’s investment exposure to and number of credit spreads will vary based on the state of the volatility environment. During a normal volatility environment, the Fund’s portfolio will generally have the highest investment exposure to and enter into the largest number of credit spreads. ~~The Fund’s investment exposure to and number of credit spreads will generally be reduced during elevated or stressed volatility environments~~. During times of elevated or stressed volatility, the Fund will reduce its investment exposure to and number of credit spreads in order to reduce the Fund’s volatility and risk of decline.”

3.	The last sentence in the first paragraph states “In addition, the Fund intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”) to see to mitigate losses relating to sudden and extreme market declines as further described below.” Please clarify whether this strategy is pursued under normal circumstance.

Response: The Registrant confirms that this strategy will be employed under normal circumstances. The sentence has been revised as follows as noted in Response Number 2 above:

“~~In addition,~~ Under normal circumstances, the Fund intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”) to seek to mitigate losses relating to sudden and extreme market declines as further described below.”

4.	Please disclose what the CBOE Volatility Index® (the “VIX®”) is and what it measures.

Response: The Registrant has added the following disclosure as noted in Response Number 2 above:

“The Chicago Board Options Exchange, Incorporated (“CBOE”) compiles, maintains and owns the VIX®. The VIX® is based on real-time prices of options on the S&P 500 Index and is designed to reflect investors’ consensus view of future expected stock market volatility.”

5.	In your written response, please explain whether VIX futures are considered commodities and if so, does the Fund become a commodity pool? If the Fund is considered a commodity pool, please add appropriate disclosures in accordance with recent SEC harmonization rules relating to commodity pool operators.

Response: VIX futures are considered commodities. The Fund invests in futures, options on futures and other instruments subject to regulation by the CFTC in reliance upon and in accordance with CFTC Regulation 4.5. Under Regulation 4.5, if the Fund uses futures or options on futures other than for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase of a new position are “in-the-money”) may not exceed 5% of the Fund’s net asset value, or alternatively, the aggregate net notional value of those positions at the time may not exceed 100% of the Fund’s net asset value (after taking into account unrealized profits and unrealized losses on any such positions). The Trust, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with CFTC Regulation 4.5. Therefore, neither the Trust nor the Fund is deemed to be a “commodity pool” or “commodity pool operator” under the Commodity Exchange Act (“CEA”), and they are not subject to registration or regulation as such under the CEA.

This information is available in the Fund’s Statement of Additional Information (“SAI”).

6.	Please consider whether the Fund needs to add a risk factor regarding qualification as a regulated investment company under SubChapter M of the Internal Revenue Code.

Response: The Registrant has added the following risk factor to “Principal Risks of Investing” under “SUMMARY SECTION”:

“Tax Risk. The Fund has elected to be, and intends to qualify each year for treatment as, a “regulated investment company” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To maintain qualification for federal income tax purposes as a regulated investment company under the Code, the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.” Income derived from direct investments in commodities is not “qualifying income.” In addition, the Internal Revenue Service (the “IRS”) has issued a revenue ruling concluding that income and gains from certain commodity-linked derivatives do not constitute “qualifying income.” It is possible that some of the Fund’s income will not constitute “qualifying income.”  If income derived by the Fund from its investments in commodities does not constitute “qualifying income,” the Fund may not be able to qualify as a regulated investment company under the Code; in that case, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as dividend income.”

The following risk factor has been added to “Principal Risks of Investing” under “MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS:”

“Tax Risk. The Fund has elected to be, and intends to qualify each year for treatment as, a “regulated investment company” under the Code. To maintain qualification for federal income tax purposes as a regulated investment company under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, as discussed in detail below under “Federal Income Tax Consequences.”  Income derived from direct investments in commodities is not “qualifying income.” In addition, the Internal Revenue Service (the “IRS”) has issued a revenue ruling concluding that income and gains from certain commodity-linked derivatives do not constitute “qualifying income.”  If for any taxable year the Fund fails to qualify for the special federal income tax treatment afforded to regulated investment companies, all its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to shareholders) and any income available for distribution will be reduced. Under certain circumstances, the Fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so the Fund might incur significant Fund-level taxes and might be forced to dispose of certain assets.

Revenue rulings apply only to the taxpayer that requested it and may not be used or cited as precedent. Moreover, the IRS has suspended the issuance of such rulings in this area. The Fund has not applied for or received such a ruling from the IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings. The Fund intends to take the position that income from its investments in certain commodities will constitute “qualifying income.” In the absence of a ruling, however, there can be no certainty in this regard, and the Fund has not sought an opinion from counsel on this position.”

7.	The last sentence in the second paragraph states “The Fund’s investment exposure to and number of credit spreads will generally be reduced during elevated or stressed volatility environments.” In your response letter, please explain why this occurs.

Response: During times of elevated volatility, spread exposure is reduced in order to reduce the Fund’s volatility and risk of decline. The sentence has been revised as follows as noted in Response Number 2 above:

“During times of elevated or stressed volatility, the Fund will reduce its investment exposure to and number of credit spreads in order to reduce the Fund’s volatility and risk of decline.”

8.	The last sentence in the fourth paragraph states “The equity indexes with respect to which the Fund will purchase and write options are generally diversified.” Please use a different term other than “diversified” so as to avoid confusion with the Fund being non-diversified under the Investment Company Act of 1940, as amended.

Response: The Registrant has revised the sentence as follows:

“The equity indexes with respect to which the Fund will purchase and write options are generally ~~diversified~~ based on a mixture of underlying securities.”

9.	The first sentence of the sixth paragraph indicates that all option positions held by the Fund are exchange-traded. Please confirm whether all futures positions are also exchange-traded and add appropriate disclosure.

Response: The Registrant has revised the sentence as follows:

“All futures and options positions held by the Fund are exchange-traded and collateralized with cash, cash equivalents (for example, Treasury Bills and money market fund shares), other listed options or debt rated investment grade by at least one nationally recognized statistical rating organization (“NRSRO”).”

Principal Risks of Investing

10.	Please expand the disclosure under “Management and Strategy Risk” to elaborate upon the specific risks of the management style.

Response: The Registrant has revised the disclosure as follows:

“Management and Strategy Risk. The Advisor enters into credit spreads for the Fund based upon the Advisor’s analysis of the daily market prices for various exchange-traded volatility instruments and determination of the current and expected volatility environment of the stock market. Therefore, the value of your investment depends on the alternative techniques and analyses that may be employed by the Advisor, which may not produce the desired results, and on the judgment on the Advisor, which may prove to be incorrect. ~~Investment strategies employed by the Advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.~~ The Fund may lose money if the Advisor’s investment management strategies do not achieve the Fund’s investment objective or if the Advisor does not implement the Fund’s investment strategies successfully. These risks may be heightened with respect to the Fund, as compared to funds employing more traditional investment strategies and techniques.”

11.	The first sentence of the eighth paragraph indicates that when the advisor believes that current market, economic, political or other conditions are unstable and would impair the pursuit of the Fund’s investment objective, the Fund may invest up to 100% of its assets in cash and cash equivalents. Please revise the disclosure to state that the Fund may temporarily invest up to 100% in cash and cash equivalents.

Response: The Registrant has revised the disclosure as follows:

“When the Advisor believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund’s investment objective, the Fund may temporarily invest up to 100% of its assets in cash and cash equivalents (including but not limited to obligations of the U.S. Government, money market fund shares, commercial paper, certificates of deposit and/or bankers acceptances), as well as other interest bearing or discount obligations or debt instruments that carry an investment grade rating by an NRSRO.”

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Risks of Investing

12.	The last sentence in “Hedging Transactions Risks” states “The daily variation margin requirements in futures contracts might create greater financial risk than would options transactions, where the exposure is limited to the cost of the initial premium and transaction costs paid by the Fund.” Please explain in your response letter what the daily variation margin requirements are and how it may create greater financial risks than options transactions.

Response: On additional review, the Registrant has removed this sentence because the risks associated with the use of futures and options both create financial risk.

SAI

13.	Please add a statement to the SAI cover page whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D, pursuant to Item 14(a)(3)

Response: The Registrant has added the following to the SAI cover page:

“The Fund’s Annual Report to shareholders for the period August 3, 2015 through December 31, 2015, is incorporated herein by reference. A copy of the Fund’s Annual Report can be obtained by contacting the Fund at the address or telephone number specified below.”

14.	On page B-15, please disclose the number of times the Nominating Committee met during the past fiscal year even if the Nominating Committee did not meet.

Response: The Registrant has added the following sentence to the paragraph discussing the Nominating Committee

“The Nominating Committee did not meet during the period August 3, 2015 (commencement date) through December 31, 2015.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE
Diane J. Drake
Investment Managers Series Trust II